SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

UTStarcom, Inc.

(Name of Issuer)

Common Stock, par value $0.00125 per share

(Title of Class of Securities)

918076-10-0

(CUSIP Number)

August 29, 2002

(Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

             *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 918076-10-0

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 22,651,630
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 22,651,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,651,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

Page 2 of 11 Pages

CUSIP No. 918076-10-0

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 22,651,630
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 22,651,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,651,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

Page 3 of 11 Pages

CUSIP No. 918076-10-0

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOFTBANK Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 22,651,630
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 22,651,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,651,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

Page 4 of 11 Pages

CUSIP No. 918076-10-0

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Masayoshi Son
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 22,681,630
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 22,681,630
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,681,630
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 11 Pages

Item 1(a)	Name of Issuer: UTStarcom, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 1275 Harbor Bay Parkway Alameda, California 94502

Item 2(a)	Name of Person Filing: SOFTBANK Corp. (“SOFTBANK”) SOFTBANK America Inc. (“SB America”) SOFTBANK Holdings Inc. (“SBH”) Masayoshi Son (“Mr. Son”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

For SB America:
300 Delaware Avenue, Suite 1226
Wilmington, DE 19801

For SBH:
10 Langley Road, Suite 403
Newton Center, MA 02459

For SOFTBANK and Mr. Son:
24-1, Nihonbashi - Hakozakicho
Chuo-ku, Tokyo 103, Japan

Item 2(c)	Citizenship: For SB America and SBH: Delaware For SOFTBANK and Mr. Son: Japan

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.00125 per share

Item 2(e)	CUSIP Number: 918076-10-0

Page 6 of 11 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

             SB America is a wholly-owned subsidiary of SBH, which in turn is a wholly-owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 35.8% interest in SOFTBANK as of March 31, 2002. Accordingly, securities owned by SB America may be regarded as being beneficially owned by SBH; securities owned by SBH may be regarded as being beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.

             The percentage of UTStarcom, Inc.’s (the “Company’s”) outstanding Common Stock reported herein as beneficially owned by SB America, SBH, SOFTBANK and Mr. Son is based upon 111,897,041 shares of Common Stock reported by the Company as outstanding at July 31, 2002 in the Form 10-Q filed by the Company on August 9, 2002 for the quarterly

Page 7 of 11 Pages

period ended June 30, 2002, less the 6,000,000 shares of Common Stock sold to the Company by SB America on August 29, 2002, for a total of 105,897,041 shares of Common Stock outstanding.

             As of the date of the filing of this statement, SB America beneficially owns, and SBH, SOFTBANK and Mr. Son may be deemed to beneficially own through SB America, a total of 22,651,630 shares of Common Stock, or 21.4% of the outstanding Common Stock. Mr. Son, Chairman of the Board of Directors of the Company, holds options to purchase 30,000 shares of Common Stock, which options are exercisable within 60 days of the date hereof, and accordingly may be deemed to be a beneficial owner of a total of 22,681,630 shares of Common Stock, or 21.4% of the outstanding Common Stock.

             Each of SB America, SBH, SOFTBANK and Mr. Son disclaims beneficial ownership of shares of Common Stock owned by any other person or entity except to the extent of their respective pecuniary interests, if any, therein.

(a)	Amount beneficially owned: SB America, SBH and SOFTBANK: 22,651,630 shares Mr. Son: 22,681,630 shares

(b)	Percent of class: 21.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

SB America, SBH and SOFTBANK: 22,651,630 shares Mr. Son: 22,681,630 shares

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

SB America, SBH and SOFTBANK: 22,651,630 shares Mr. Son: 22,681,630 shares

Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

           N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

           N/A

Item 8.	Identification and Classification of Members of the Group.

           N/A

Item 9.	Notice of Dissolution of Group.

           N/A

Item 10.	Certification.

           N/A

Page 9 of 11 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2002	SOFTBANK CORP. SOFTBANK AMERICA INC. SOFTBANK HOLDINGS INC. MASAYOSHI SON
	By:	/s/ Stephen A. Grant

		Name: Title:	Stephen A. Grant Attorney-in-Fact

Page 10 of 11 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

             In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, par value $0.00125 per share, of UTStarcom, Inc. and that such agreement be included as an exhibit to such filing.

             This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same instrument.

             IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of September 3, 2002.

SOFTBANK CORP.
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Attorney-in-Fact

SOFTBANK America Inc.
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Attorney-in-Fact

SOFTBANK Holdings Inc.
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Attorney-in-Fact

Masayoshi Son
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Attorney-in-Fact

Page 11 of 11 Pages